Exhibit 99.1

THE GENERATION ESSENTIALS GROUP

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2026

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2026 and June 30, 2025, included herein, are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on our annual report on Form 20-F on April 29, 2026 (the “2025 Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2025 Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	Our relationships with customers, suppliers, other business partners and stakeholders;

●	Our ability to successfully compete in highly competitive industries and markets;

●	Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;

●	Our ability to execute strategies, manage growth and maintain corporate culture as we grow;

●	Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;

●	Changes in the needs for capital and the availability of financing and capital to fund these needs;

●	The price-competitiveness, quality and breadth of our products and services;

●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Failure to realize the anticipated benefits of the Business Combination;

●	Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	Exchange rate fluctuations;

●	changes in interest rates or rates of inflation;

●	Legal, regulatory and other proceedings;

●	Our ability to maintain the listing of our securities on applicable stock exchanges;

●	The results of future financing efforts; and

●	All other risks and uncertainties described in “Item 3. Key Information —D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2025 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2025 Annual Report. This document, including the discussion below, concerns our unaudited condensed and consolidated financial information as of and for the six months ended June 30, 2026 and 2025. The discussion of our financial information for the years ended December 31, 2025, 2024 and 2023 is included in our 2025 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.

Revenue

Our revenue for the six months ended June 30, 2026 amounted to US$65.9 million, a change from US$87.4 million recorded for the comparable period in 2025. The change was primarily attributable to:

●	Media advertising and marketing services income increased from US$10.0 million in the comparable period in 2025 to US$10.5 million for the six months ended June 30, 2026. Geographically, our media operations remain strong in Europe (US$4.6 million) and the Americas (US$3.3 million), while Southeast Asia saw steady growth to US$2.3 million.

●	Hotel operations, hospitality and VIP services income increased from US$12.7 million in the comparable period in 2025 to US$20.2 million for the six months ended June 30, 2026, representing a 59.8% growth. This increase was primarily driven by the expansion of our asset portfolio, including the newly acquired hotels in New York, Perth, Kuala Lumpur, and London. While Southeast Asia remains our largest market (US$11.6 million), we successfully recognized new revenue streams from the Americas (US$3.4 million) and Australia (US$2.2 million) following recent acquisitions.

●	Dividend income and gain related to disposed financial assets at fair value through profit or loss was US$10.1 million for the six months ended June 30, 2026, compared to US$8.6 million for the comparable period in 2025.

●	Net fair value changes on financial assets at fair value through profit or loss was US$25.0 million for the six months ended June 30, 2026, compared to US$56.2 million for the comparable period in 2025. The decrease was mainly attributable to lower unrealized gains on our investment portfolio in 2026 compared to the significant gains recorded in 2025.

Cost of production and cost of hotel operation

Cost of production and cost of hotel operation increased from US$9.5 million for the comparable period in 2025 to US$13.8 million in the six months ended June 30, 2026, mainly due to the additional costs recognized from our hotels in line with the increase in revenue generated from our expanded hotel operations and recent acquisitions.

Other income

Other income increased from US$7 thousand for the comparable period in 2025 to US$2.1 million for the current period, mainly due to additional stock lending income from the ultimate holding company.

Share-based payments

During the six months ended June 30, 2025, the Company recognized a one-off share-based payment expense of US$58.9 million resulting from the completion of the business combination with Black Spade Acquisition II Co, as the fair value of consideration transferred was higher than the net identifiable assets acquired. There was no such expense recognized for the six months ended June 30, 2026.

Fair value change on financial liabilities at FVTPL

The Company has outstanding warrants recognized as financial liabilities at FVTPL, with changes in fair value recognized in profit or loss. In the current period, the Company recognized a US$71 thousand fair value gain on the warrants, compared to a US$5.2 million fair value gain for the comparable period in 2025.

Other operating expenses

Other operating expenses for the six months ended June 30, 2026 increased by 22.9% as compared to the comparable period in 2025 to US$12.8 million, primarily attributable to an increase in our hotels’ depreciation charges and additional operating costs recognized from our hotels in line with the expansion of our hotel operations.

Staff costs

Staff costs for the six months ended June 30, 2026 increased slightly to US$6.1 million, compared to US$5.7 million for the comparable period in 2025.

Finance costs

Finance costs for the six months ended June 30, 2026 increased by 59.1% compared to the comparable period in 2025 to US$7.3 million, primarily due to increased interest on bank borrowings related to the acquisition of subsidiaries and new mortgage loans, as well as the effective interest on redeemable shares classified as financial liabilities.

Income tax expense

Income tax expense for the six months ended June 30, 2026 increased to US$5.1 million compared to US$1.5 million for the comparable period in 2025, primarily driven by US$3.4 million in Singapore corporate income tax recognized during the current period.

Profit for the year

The Company recorded a profit of US$22.8 million in the six months ended June 30, 2026, compared to a profit of US$2.1 million for the comparable period in 2025. The 2025 profit was heavily impacted by the one-off share-based payments expense of US$58.9 million recognized resulting from the completion of the Business Combination.

Financial Position and Balance Sheet Analysis

Our financial position expanded significantly during the six months ended June 30, 2026, reflecting the successful execution of our strategic acquisitions in the hospitality sector. Total assets increased by 23.3% to US$1.8 billion as of June 30, 2026, compared to US$1.5 billion as of December 31, 2025. Total liabilities increased to US$872.4 million from US$625.0 million, while total equity strengthened to US$932.5 million from US$839.1 million.

Key fluctuations in our balance sheet items include:

●	Property, Plant and Equipment: Property, plant and equipment surged by US$384.0 million, from US$596.1 million as of December 31, 2025 to US$980.1 million as of June 30, 2026. This increase was the primary driver of our asset growth and is directly attributable to the acquisitions of the four premier hotel properties in New York, Perth, Kuala Lumpur, and London, alongside an US$8.5 million surplus on the revaluation of existing properties.

●	Derivative Financial Instruments: Derivative financial assets decreased from US$177.5 million to US$149.6 million. This reduction was primarily due to a US$28.2 million fair value loss recognized on the Price Protection Agreement related to our investments in AMTD Digital Inc. shares.

●	Borrowings: Total borrowings increased from US$259.1 million to US$310.2 million. This increase reflects the assumption of debt related to our newly acquired subsidiaries and the securing of a new US$9.5 million 30-year mortgage loan to support our real estate expansion.

●	Amount Due to Ultimate Holding Company: This non-current liability increased significantly from US$132.5 million to US$218.5 million. The increase reflects strategic internal financing and financial support provided by the ultimate holding company to facilitate the completion of our major hotel acquisitions during the period.

●	Total Equity and Non-Controlling Interests: Total equity grew by US$93.4 million to US$932.5 million. This was driven by the net profit generated during the period and an increase in non-controlling interests (from US$110.2 million to US$178.5 million), which relate to the acquisitions of the hotels which are non-wholly owned by us.

Liquidity and Capital Resources

As of June 30, 2026, our total assets stood at US$1.8 billion, a significant increase from US$1.5 billion as of December 31, 2025. This growth was primarily due to the aforementioned additions to property, plant, and equipment.

Our cash and bank balances decreased to US$10.0 million from US$17.7 million at the end of 2025. Net cash from operating activities was US$0.3 million, while net cash used in financing activities was US$8.4 million. To support our expansion, total borrowings increased to US$310.2 million (up from US$259.1 million at the end of 2025). This includes a new US$9.5 million 30-year mortgage loan secured by a property, bearing a fixed interest rate of 6.125% for the first five years. Despite the increase in leverage, our balance sheet remains robust, with total equity increasing to US$932.5 million, up from US$839.1 million at the end of 2025, supported by comprehensive income generated during the period.

The Generation Essentials Group

THE GENERATION ESSENTIALS GROUP

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE six months ended JUNE 30, 2026

		Six months ended June 30,
	Notes	2026	2025
		US$’000	US$’000
		(unaudited)	(unaudited)
REVENUE
Media advertising and marketing services income	3	10,513	9,976
Hotel operation, hospitality and VIP services income	3	20,245	12,668
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	3	10,116	8,612
Net fair value changes on financial assets at FVTPL	3	24,990	56,173
		65,864	87,429
Cost of production and cost of hotel operation		(13,782)	(9,466)
Other income		2,080	7
Share-based payments	5	-	(58,878)
Fair value change on financial liabilities at FVTPL		71	5,221
Other operating expenses	6	(12,766)	(10,388)
Staff costs	7	(6,149)	(5,674)
Finance costs	8	(7,343)	(4,614)
PROFIT BEFORE TAX		27,975	3,637
Income tax expense	9	(5,127)	(1,544)
PROFIT FOR THE PERIOD		22,848	2,093

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		52	11,246

Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency		(6,481)	(8,871)
Surplus on revaluation of properties		8,549	7,312

OTHER COMPREHENSIVE INCOME FOR THE PERIOD		2,120	9,687
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		24,968	11,780

Profit (loss) for the period attributable to:
Owners of the Company		26,992	5,383
Non-controlling interests		(4,144)	(3,290)
Total comprehensive income (loss) for the period attributable to:		22,848	2,093
Owners of the Company		25,143	5,281
Non-controlling interests		(175)	6,499
		24,968	11,780
Earnings per share (US$ per share)	10
Class A ordinary shares:
Basic		0.56	0.12
Diluted		0.56	0.12
Class B ordinary shares:
Basic		0.56	0.12
Diluted		0.56	0.12

The accompanying notes are an integral part of the condensed consolidated financial statements.

THE GENERATION ESSENTIALS GROUP

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026

		As of
		June 30,	December 31,
	Notes	2026	2025
		US$’000	US$’000
		(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	11	980,088	596,137
Intangible assets		118,191	119,099
Deposits		-	77,225
Financial assets at FVTPL	12	511,945	459,145
Total non-current assets		1,610,224	1,251,606

Current assets
Accounts receivable	13	7,400	7,112
Prepayments, deposits and other receivables	14	19,630	2,209
Financial assets at FVTPL	12	7,978	8,039
Derivative financial instruments	15	149,594	177,450
Cash and bank balances		9,989	17,660
Total current assets		194,591	212,470
Total assets		1,804,815	1,464,076

EQUITY AND LIBILITIES
Current liabilities
Accounts payable		3,396	1,533
Other payables and accruals	16	48,379	6,114
Contract liabilities		554	592
Tax payable		4,108	2,242
Borrowings	17	2,211	50,232
Financial liabilities at FVTPL	18	2,411	2,430
Lease liabilities		189	246
Amounts due to subsidiaries’ non-controlling shareholders		76,422	64,081
Total current liabilities		137,670	127,470

Non-current liabilities
Deferred underwriting commission		6,000	6,000
Provisions		4,422	2,407
Borrowings	17	307,965	208,910
Lease liabilities		12	27
Deferred tax liabilities		52,566	5,645
Financial liabilities at FVTPL	18	2,665	2,665
Redeemable shares classified as financial liabilities		142,530	139,322
Amount due to ultimate holding company		218,530	132,541
Total non-current liabilities		734,690	497,517
Total liabilities		872,360	624,987

THE GENERATION ESSENTIALS GROUP

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026

		As of
		June 30,		December 31,
	Notes	2026		2025
		US$’000		US$’000
		(unaudited)		(audited)
CAPITAL AND RESERVES
Share capital	19	-	*	-	*
Reserves		753,995		728,852
Equity attributable to owners of the Company		753,995		728,852
Non-controlling interests		178,460		110,237
Total equity		932,455		839,089
Total liabilities and equity		1,804,815		1,464,076

*	The amount is less than US$1,000.

The accompanying notes are an integral part of the condensed consolidated financial statements.

THE GENERATION ESSENTIALS GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AS OF JUNE 30, 2026

	Share capital	Share premium	Preferred shares	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note)
As of January 1, 2026 (audited)	-	322,008	100,000	(3,153)	103,428	2,778	203,791	728,852	110,237	839,089
Profit (loss) for the period	-	-	-	-	-	-	26,992	26,992	(4,144)	22,848
Exchange differences arising from translation	-	-	-	-	-	(6,446)	-	(6,446)	17	(6,429)
Surplus on revaluation in properties	-	-	-	-	4,597	-	-	4,597	3,952	8,549
Total comprehensive income (expenses) for the period	-	-	-	-	4,597	(6,446)	26,992	25,143	(175)	24,968
Acquisition of subsidiaries (note 21)	-		-	-	-	-	-	-	68,398	68,398
As of June 30, 2026 (unaudited)	-	322,008	100,000	(3,153)	108,025	(3,668)	230,783	753,995	178,460	932,455

As of January 1, 2025 (audited)	-	261,889	100,000	(3,153)	95,678	(682)	211,545	665,277	103,853	769,130
Profit (loss) for the period	-	-	-	-	-	-	5,383	5,383	(3,290)	2,093
Exchange differences arising from translation	-	-	-	-	-	(3,860)	-	(3,860)	6,235	2,375
Surplus on revaluation in properties	-	-	-	-	3,758	-	-	3,758	3,554	7,312
Total comprehensive income (expenses) for the period	-	-	-	-	3,758	(3,860)	5,383	5,281	6,499	11,780
Issue of shares upon the completion of business combination	-	60,041	-	-	-	-	-	60,041	-	60,041
As of June 30, 2025 (unaudited)	-	321,930	100,000	(3,153)	99,436	(4,542)	216,928	730,599	110,352	840,951

Note:	The amount is less than US$1,000.

THE GENERATION ESSENTIALS GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE six months ended JUNE 30, 2026

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Profit before tax	27,975	3,637
Adjustments for:
Interest income	(2)	(5)
Dividend income	(10,116)	(8,612)
Net fair value changes on financial assets at FVTPL	(24,990)	(56,173)
Finance costs	7,343	4,614
Depreciation	8,818	7,599
Amortization	4	4
Fair value gain on financial liabilities at FVTPL	(71)	(5,221)
Share-based payments	-	58,878
Operating cash flows before changes in working capital	8,961	4,721
Decrease (increase) in accounts receivable	687	(850)
(Increase) decrease in prepayments, deposits and other receivables	(4,751)	849
Increase in accounts payable	818	2,375
Decrease in other payables and accruals	(2,416)	(128)
(Decrease) increase in contract liabilities	(38)	3
Increase in provisions	309	397
Cash from operations	3,570	7,367
Profits tax paid	(3,261)	-
Bank interest received	2	5
Net cash from operating activities	311	7,372

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,921)	(784)
Additions to financial assets at FVTPL	(2,626)	-
Investment return from financial assets at FVTPL	1,118	-
Net cash inflow from the acquisitions of subsidiaries	4,009	-
Net cash from (used in) investing activities	580	(784)

FINANCING ACTIVITIES
Proceeds upon issue of shares	-	12,872
Interests paid	(4,266)	(4,839)
Repayment of lease liabilities	(124)	(64)
Bank borrowings repayment	9,500	-
New bank borrowing raised	(11,932)	-
Net transfer with amount due to ultimate holding company	(1,606)	(21,059)
Net cash used in financing activities	(8,428)	(13,090)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,537)	(6,502)
Cash and cash equivalents at the beginning of the period	17,660	19,978
Effect of foreign exchange rate change, net	(134)	(917)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,989	12,559

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	9,989	12,559

The accompanying notes are an integral part of the condensed consolidated financial statements.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

1.	CORPORATE INFORMATION

The Generation Essentials Group (the “Company”) is a limited liability company incorporated in the Cayman Islands. The Group is involved in the provision of media and entertainment services, hotel operation, hospitality and VIP services and strategic investments.

The Company is listed on the New York Stock Exchange on June 5, 2025 through a business combination with Black Spade Acquisition II Co (“Black Spade II”), a blank check company incorporated for the purpose of effecting a business combination.

2.	PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting”, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The condensed consolidated financial statements have been prepared on the historical cost basis except for properties and certain financial instruments, which are measured at fair values.

Other than change in accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the condensed consolidated financial statements for the six months ended June 30, 2026 are the same as those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2025.

Application of amendments to IFRS Standards

In the current interim period, the Group has applied the following amendments to an IFRS Accounting Standard issued by IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2026 for the preparation of the Group’s condensed consolidated financial statements:

Amendments to IFRS 9 and IFRS 7 Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments Contracts Referencing Nature-dependent Electricity

The application of the amendments to IFRS Accounting Standard in the current interim period has had no material impact on the Group’s financial position and performance for the current and prior periods and/or on the disclosures set out in these condensed consolidated financial statements.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

3.	REVENUE

The following tables present disaggregated revenue information:

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)

Revenue from contracts with customers
Media advertising and marketing services
Advertising services income	6,949	6,476
Licensing, subscription and marketing services income	3,564	3,500
	10,513	9,976

Hotel operations, hospitality and VIP services
Hotel operation, hospitality and VIP services income	20,245	12,668
Subtotal revenue from contracts with customers	30,758	22,644

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL	24,990	56,173
Dividend income and gain related to disposed financial assets at FVTPL	10,116	8,612
Total	65,864	87,429

Revenue from contracts with customers and timing of revenue recognition
Services transferred
- at a point in time	6,949	6,476
- over time	23,809	16,168
Total	30,758	22,644

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

4.	OPERATING SEGMENT INFORMATION

Segment information is presented based on internal reports about components of the Group that are regularly reviewed by the chief operating decision maker, being the executive directors of the Company, for the purpose of allocating resources to segments and assessing their performance.

The Group now operates its businesses in three operating segments: media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment.

Management closely monitors the performance of the Group’s operating segments separately to support informed decisions on resource allocation and performance evaluation. Segment performance is evaluated based on reportable segment result, which is a measure of profit (loss) before tax from operations. The profit (loss) before tax from operations is measured after allocation of attributable costs of specialized staff and direct operating costs consistently with the Group’s profit (loss) before tax from operations. Other income, gain from a bargain purchase, finance costs, share-based payment expenses and corporate expenses such as staff costs not directly attributable to segments, short-term leases and administrative expenses are excluded from such measurement.

Segment assets exclude prepayments, deposits and other receivables, investments held in trust accounts and cash and bank balances, as these assets are managed on a group basis.

Segment liabilities exclude tax payable, borrowings, redeemable shares classified as financial liabilities, financial liabilities at FVTPL, amount due to ultimate holding company, lease liabilities and deferred tax liabilities as these liabilities are managed on a group basis.

Segment revenue and results

The following tables present information by segment:

For the six months ended June 30, 2026 (unaudited)

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue
Revenue
- from contract with customers	10,513	20,245	—	30,758
- other	—	—	35,106	35,106
	10,513	20,245	35,106	65,864
Segment results	1,820	(1,740)	35,106	35,186
Other income				2,080
Fair value change on financial liabilities at FVTPL				71
Finance costs				(7,343)
Corporate and other unallocated expenses				(2,019)
Profit before tax				27,975

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

4.	OPERATING SEGMENT INFORMATION - continued

Segment revenue and results - continued

For the six months ended June 30, 2025 (unaudited)

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue
Revenue
- from contract with customers	9,976	12,668	—	22,644
- other	—	—	64,785	64,785
	9,976	12,668	64,785	87,429
Segment results	1,137	(2,289)	64,785	63,633
Other income				7
Share-based payments				(58,878)
Fair value change on financial liabilities at FVTPL				5,221
Finance costs				(4,614)
Corporate and other unallocated expenses				(1,732)
Profit before tax				3,637

Segment assets and liabilities

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)

Segment assets
Media and entertainment	122,697	126,874
Hotel operation, hospitality and VIP services	977,982	595,474
Strategic investments	516,972	494,524
Total segment assets	1,617,651	1,216,872
Unallocated corporate assets	187,164	247,204
Total assets	1,804,815	1,464,076

Segment liabilities
Media and entertainment	2,899	1,866
Hotel operation, hospitality and VIP services	92,094	70,519
Total segment liabilities	94,993	72,385
Unallocated corporate liabilities	777,367	552,602
Total liabilities	872,360	624,987

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

4.	OPERATING SEGMENT INFORMATION - continued

Geographical information

The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the operations:

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Media and entertainment
- China (including Hong Kong)	387	111
- Europe	4,557	4,317
- America	3,276	3,690
- Southeast Asia	2,293	1,858
	10,513	9,976
Hotel operation, hospitality and VIP services
- China (including Hong Kong)	2,861	2,929
- Europe	188	-
- America	3,410	-
- Australia	2,219	-
- Southeast Asia	11,567	9,739
	20,245	12,668
Total	30,758	22,644

5.	SHARE-BASED PAYMENTS

In June 2025, the Company consummated a business combination with Black Spade Acquisition II Co (“Black Spade II”), a publicly traded SPAC, resulting in the Company becoming a publicly listed entity. This business combination does not fall within the scope of IFRS 3 Business Combinations because Black Spade II does not meet the definition of a business. Consequently, the transaction is accounted for as a capital reorganization and a share-based payment transaction within the scope of IFRS 2 Share-based Payment.

Under this method of accounting, the Company is identified as the accounting acquirer. Accordingly, the consolidated financial statements represent a continuation of the Company, and the net assets of the Company are stated at their pre-transaction historical carrying amounts, with no goodwill or other intangible assets recognized.

Any excess of the fair value of the equity instruments deemed to have been issued by the Company to Black Spade II shareholders over the fair value of Black Spade II’s identifiable net assets acquired represents compensation for the service of a stock exchange listing. This excess is not recognized as an asset and is expensed immediately upon consummation of the transaction.

The Company issued 6,004,126 Class A shares to Black Spade II shareholders and assumed 16,220,000 warrants (consisting of 5,100,000 public warrants and 11,120,000 sponsor warrants). The total deemed consideration was measured at approximately US$71,879,000, representing the fair values of the shares of US$60,119,000 and fair values of warrants of US$11,760,000 based on their respective closing market prices on the date of consummation. The excess of this consideration over the fair value of Black Spade II’s identifiable net assets acquired of approximately US$12,977,000 resulted in share-based payment expenses of US$58,902,000, which was recognized in the consolidated statement of profit or loss for the six months ended June 30, 2026.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

6.	OTHER OPERATING EXPENSES

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Advertising and promotion expenses	1,061	350
Amortization	4	4
Bank charges	57	61
Depreciation	8,818	7,599
Donation	128	1
IT related costs	518	302
Legal and professional fee	1,583	600
Premises costs	197	167
Travelling expenses	90	73
Others	310	1,231
Total	12,766	10,388

7.	STAFF COSTS

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Salaries and bonus	5,564	5,127
Pension scheme contributions (defined contribution schemes) and others	585	547
Total	6,149	5,674

8.	FINANCE COSTS

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Interests on borrowings	4,128	4,607
Interests on lease liabilities	7	7
Effective interest on redeemable shares classified as financial liabilities	3,208	-
Total	7,343	4,614

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

9.	INCOME TAX EXPENSE

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Singapore Corporate Income Tax	3,379	-
Other jurisdictions	736	684
Withholding tax on dividend income	1,012	860
Total income tax expenses	5,127	1,544

10.	EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(unaudited)
Earnings figures are calculated as follows:
Profit for the period attributable to Class A ordinary shares	24,605	2,988
Profit for the period attributable to Class B ordinary shares	2,387	2,395

Number of shares
	’000	’000

Weighted average number of Class A ordinary shares outstanding	44,175	24,067
Weighted average number of Class B ordinary shares outstanding	4,286	19,286

The weighted average number of ordinary shares for the purpose of basic earnings per share has been adjusted for the share subdivision and reclassification and re-designation of shares on June 3, 2025.

The computation of diluted earnings per share does not assume the exercise of the Company’s warrants because the exercise price of those warrants was higher than the average market price for shares for the six months ended June 30, 2026 and 2025.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

11.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2026, the Group completed the acquisition of a hotel building located in New York City, United States, for a total consideration of US$69,000,000. The transaction was accounted for as an asset acquisition as it did not meet the definition of a business under IFRS 3. Upon completion of the acquisition, the property commenced operations under the name “AMTD IDEA Tribeca Hotel”. Also, the Group completed the acquisition of several subsidiaries as disclosed in note 21, resulting in the aggregate addition of hotel buildings and related properties recognized at a provisional fair value of US$326,689,000. These assets and its associated operational results are reported within the Group’s “hotel operation, hospitality and VIP services” segment.

As of June 30, 2026, the Group’s properties are stated at valuation of US$976,357,000 which is a Level 3 fair value measurement. There was no transfer into or out of level 3 during the period. During the six months ended June 30, 2026, the Group has recognized the revaluation gain of US$8,549,000 to the other comprehensive income.

There has been no change to the valuation techniques during the period. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

12.	FINANCIAL ASSETS AT FVTPL

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Listed equity shares and stock loans	355,647	304,136
Unlisted equity shares	893	898
Movie income right investments	10,838	12,040
Investments held in the Trust Account (note)	152,545	150,110
Total	519,923	467,184

Shown as:
- current assets	7,978	8,039
- non-current assets	511,945	459,145
	519,923	467,184

Note: During the year ended December 31, 2025, TGE Value Creative Solutions Corp (“TGE SPAC”), the subsidiary of the Company, consummated the initial public offering of 15,000,000 units (the “Units”), at US$10.00 per Unit, generating gross proceeds of US$150 million. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Following the closing of the initial public offering, an amount of US$150 million from the net proceeds of the sale of the Units and the sale of the private placement warrants was placed in the trust account (the “Trust Account”) located in the United States. The funds held in the Trust Account are restricted and can only be used to pay redeeming shareholders, consummate an initial business combination, or distribute to public shareholders in the event of liquidation. As of June 30, 2026, the investments held in the Trust Account, amounting to approximately US$152,545,000, were invested in money market funds.

In October 2025, the Group entered into a stock lending agreement with a subsidiary of the ultimate holding company, pursuant to which the Group lent certain listed equity shares to the subsidiary of the ultimate holding company, bearing interest at 2% per annum computed based on market value of the listed equity shares. Upon the maturity of the stock lending agreement, the subsidiary of the ultimate holding company is obligated to return all borrowed listed equity shares to the Group.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

13.	ACCOUNTS RECEIVABLE

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Receivable from media and entertainment services	5,892	5,977
Receivable from hotel operations, hospitality and VIP services	1,508	1,135
Total	7,400	7,112

14.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Prepayments	2,298	402
Deposits	3,090	980
Other receivables	4,643	1,328
Dividend income receivable	10,100	-
Less: impairment losses provided under ECL model	(501)	(501)
Total	19,630	2,209

15.	DERIVATIVE FINANCIAL INSTRUMENTS

AMTD Group Inc. and the Company entered into an agreement over the share price of AMTD Digital Inc., pursuant to which the Group is entitled to recover from AMTD Group Inc. if the share price of AMTD Digital Inc. is lower than that at the time the Group invested in the shares of AMTD Digital Inc. (the “Price Protection Agreement”). The purpose of the Price Protection Agreement is to provide a financial safety net for the Group by ensuring to receive a minimum value for its investments in shares of AMTD Digital Inc. The Price Protection Agreement was accounted for as a derivative financial asset and the net fair value loss recognized in profit or loss was approximately US$28,194,000 for the six ended June 30, 2026 (six months ended June 30, 2025: fair value gain of US$103,208,000).

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

16.	OTHER PAYABLES AND ACCRUALS

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Payroll and related expenses payable	1,962	749
Other tax payables	1,364	989
Other refundable deposits received	2,294	-
Payable for acquisition of subsidiaries	38,939	-
Interest expense payable	365	496
Accruals and other payables	3,455	3,880
Total	48,379	6,114

17.	BORROWINGS

	As of	As of
	June 30,	December 31,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Secured bank borrowings:
- denominated in Hong Kong dollars (“HK$”)	37,871	50,046
- denominated in Singapore dollars	167,138	168,248
- denominated in US$	50,135	40,835
- denominated in Australian dollars (“AUD”)	55,026	-
Unsecured bank borrowings:
- denominated in Great Britain Pound (“GBP”)	6	13
	310,176	259,142
Shown as:
- current liabilities	2,211	50,232
- non-current liabilities	307,965	208,910
	310,176	259,142

On March 10, 2026, the Company entered a new $9.5 million mortgage loan, secured by a property with the carrying amount of US$23 million as of June 30, 2026. The loan has a 30-year term, bearing an fixed interest rate of 6.125% per annum for the first five years before transitioning to a variable rate.

Except for bank borrowings of US$10,650,000 and US$9,481,000 as of June 30, 2026 carrying at fixed-rate of 5.0% and 6.125% per annum, respectively, other bank borrowings carry variable interest rate with a weighted average contractual interest rate of 4.04% p.a. as of June 30, 2026.

As of June 30, 2026, the Group had bank borrowings of approximately US$280,170,000 secured by the Group’s properties, which had carrying amounts of approximately US$884,153,000. US$167,138,000 of borrowings as of June 30, 2026 are guaranteed by the Company and the holding company of the non-controlling shareholder of the Group’s subsidiaries based on the percentage of shareholding. Also, a borrowing of US$30,000,000 as of June 30, 2026 is secured by the assets of the Company and a wholly owned subsidiary of the Company which are located in the United States and guaranteed by AMTD IDEA Group.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

18.	FINANCIAL LIABILITIES AT FVTPL

The Group’s financial liabilities at FVTPL consist of warrants issued by the Company and TGE SPAC.

During the six months ended June 30, 2026, there were no changes to the terms or the number of outstanding warrants. As of June 30, 2026, the outstanding warrants comprised:

●	16,220,000 warrants issued by the Company (exercisable at US$11.50 per share).

●	9,264,706 warrants issued by TGE SPAC (exercisable at US$11.50 per share), which excludes 5,300,000 warrants held by a wholly-owned subsidiary that are eliminated upon consolidation.

As of June 30, 2026, the total fair value of the warrant liabilities was US$5,076,000 (December 31, 2025: US$5,095,000).

19.	SHARE CAPITAL

The movement of share capital is as follows:

	Voting Class A ordinary shares			Voting Class B ordinary shares			Non-voting redeemable preferred shares			Total
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
		US$’000			US$’000			US$’000			US$’000
Authorized
As of January 1, 2026 (audited) and June 30, 2026 (unaudited)	1,791,048,851,869	47		72,816,437,663	2		23,949,023,814	1		1,887,814,313,346	50
Issued and fully paid
As of January 1, 2026 (audited) and June 30, 2026 (unaudited)	44,175,159	-	*	4,285,911	-	*	6,343,056	-	*	54,804,126	-	*

*	The amount is less than US$1,000.

20.	RELATED PARTY TRANSACTIONS

In addition to the transactions disclosed elsewhere in these condensed consolidation financial statements, the Group had the following transactions with related parties during the period:

	Six months ended
	June 30,
	2026	2025
	US$’000	US$’000
	(unaudited)	(audited)
Marketing services income	2,727	2,737
Stock-borrowing received from the ultimate holding company	2,073	-

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

21.	ACQUISITION OF SUBSIDIARIES

During the six months ended June 30, 2026, the Group completed the following acquisitions. These acquisitions are in line with the Group’s ongoing strategy to expand its footprint in key hospitality markets, diversify its asset portfolio, and increase recurring revenue streams. By integrating these properties, the Group expects to achieve operational synergies and leverage its existing hospitality management expertise to drive long-term profitability.

(i)	Acquisition of The Ritz Carlton, Perth

On May 29, 2026, the Group completed the acquisition of a 50% equity interest and 50% of the outstanding shareholder loans in FEC Hotel Operations Perth EQ Pty Ltd and Perth FEC Pty Ltd (collectively, the “Perth Hotel Group”), which own and operate The Ritz-Carlton, Perth.

The Group has assessed that it has obtained control over the Perth Hotel Group and has accordingly consolidated its financial results, recognizing the remaining 50% as a non-controlling interest.

Consideration transferred

The total consideration for the acquisition was US$71,565,000 (equivalent to AUD100,000,000). The settlement and allocation of the consideration are detailed below:

US$’000
Cash paid at completion	42,939
Deferred consideration	28,626
Total consideration	71,565

The deferred consideration is payable in four equal semi-annual instalments, with the final instalment due on December 31, 2027. As at June 30, 2026, the outstanding balance is recognized as a financial liability within “Accruals and other payables” in the consolidated statement of financial position.

Allocation of consideration:

US$’000
Acquisition of 50% equity interests in Perth Hotel Group	58,857
Assignment of shareholder loan	12,708
Total consideration	71,565

Provisional fair value of identifiable assets and liabilities acquired

US$’000
Cash and cash balances	3,685
Accounts receivable	919
Prepayments, deposits and other receivables	2,013
Property, plant and equipment	233,817
Accounts payable	(554)
Other payables and accruals	(4,491)
Borrowings	(57,252)
Amounts due to shareholders	(25,417)
Provisions	(1,706)
Deferred tax liabilities	(33,300)
Total identifiable net assets at fair value	117,714
Non-controlling interests (50%)	(58,857)
Net assets acquired	58,857

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

21.	ACQUISITION OF SUBSIDIARIES - continued

(i)	Acquisition of The Ritz Carlton, Perth - continued

The receivables acquired (which principally comprised trade receivables and other receivables) with a fair value of US$2,449,000 at the date of acquisition had gross contractual amounts of US$2,449,000. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to US$2,449,000.

The initial accounting for the property, plant and equipment acquired in the above business combination with fair value of US$233,817,000 have been determined on a provisional basis, awaiting the completion of professional valuations. The amounts of deferred tax liabilities and goodwill may be adjusted accordingly.

Non-controlling interests

Non-controlling interests in Perth Hotel Group are measured by reference to the proportionate share of recognized amounts of net identifiable assets of Perth Hotel Group at the date of acquisition.

Net cash inflow on acquisition of Perth Hotel Group

US$’000
Cash and cash equivalents balances acquired	3,685

As of December 31, 2025, the Group paid AUD60,000,000 deposits for the acquisition.

(ii)	Acquisition of Upper View Regalia Hotel, Kuala Lumpur

On May 29, 2026, the Group completed the acquisition of a 100% equity interest and outstanding shareholder loans in Magic Star International Limited and its subsidiaries (collectively, the “Kuala Lumpur Hotel Group”), which own 80% effective interests in Upper View Regalia Hotel, Kuala Lumpur.

Consideration transferred

The total consideration for the acquisition was US$38,290,000 (equivalent to HK$300,000,000). The settlement and allocation of the consideration are detailed below:

US$’000
Cash paid at completion	31,908
Deferred consideration	6,382
Total consideration	38,290

The deferred consideration of HK$24 million is payable by settled by the issuance of shares within 60 days after the data of completion and HK$26 million is payable by the issuance of shares on the later of 90 days post-completion or upon the completion of specific hotel renovations. As at June 30, 2026, the outstanding balance is recognized as a financial liability within “Accruals and other payables” in the consolidated statement of financial position.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

21.	ACQUISITION OF SUBSIDIARIES - continued

(ii)	Acquisition of Upper View Regalia Hotel, Kuala Lumpur - continued

Allocation of consideration:

US$’000
Acquisition of 100% equity interests in Kuala Lumpur Hotel Group	38,163
Assignment of shareholder loan	127
Total consideration	38,290

Provisional fair value of identifiable assets and liabilities acquired

US$’000
Cash and cash balances	177
Accounts receivable	76
Prepayments, deposits and other receivables	257
Property, plant and equipment	58,728
Accounts payable	(270)
Other payables and accruals	(44)
Amounts due to shareholders	(127)
Deferred tax liabilities	(11,093)
Total identifiable net assets at fair value	47,704
Non-controlling interests (20%)	(9,541)
Net assets acquired	38,163

The receivables acquired (which principally comprised trade receivables and other receivables) with a fair value of US$321,000 at the date of acquisition had gross contractual amounts of US$321,000. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to US$321,000.

The initial accounting for the property, plant and equipment acquired in the above business combination with fair value of US$58,728,000 have been determined on a provisional basis, awaiting the completion of professional valuations. The amounts of deferred tax liabilities and goodwill may be adjusted accordingly.

Non-controlling interests

Non-controlling interests in Kuala Lumpur Hotel Group are measured by reference to the proportionate share of recognized amounts of net identifiable assets of Kuala Lumpur Hotel Group at the date of acquisition.

Net cash inflow on acquisition of Kuala Lumpur Hotel Group

US$’000
Cash and cash equivalents balances acquired	177

As of December 31, 2025, the Group paid HK$230,000,000 deposits for the acquisition. During the six months ended June 30, 2026, the ultimate holding company paid additional HK$20,000,000 upon the completion of the acquisition.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

21.	ACQUISITION OF SUBSIDIARIES - continued

(iii)	Acquisition of Dao by Dorsett Hornsey, London

On June 2, 2026, the Group completed the acquisition of a 100% equity interest and the outstanding shareholder loans in Quality Hornsey PropCo Limited and its subsidiary (collectively, the “Hornsey Hotel Group”), which own and currently operate as “AMTD Dao by Dorsett Hornsey” hotel.

Consideration transferred

The total consideration for the acquisition was US$30,424,000 (equivalent to GBP 22,656,000). The settlement and allocation of the consideration are detailed below:

US$’000
Cash paid at completion	25,408
Deferred consideration	4,996
Total consideration	30,424

The deferred consideration is payable within 45 days after the date of completion. As at June 30, 2026, the outstanding balance is recognized as a financial liability within “Accruals and other payables” in the consolidated statement of financial position.

Allocation of consideration:

US$’000
Acquisition of 100% equity interests in Hornsey Hotel Group	8,647
Assignment of shareholder loan	21,777
Total consideration	30,424

Provisional fair value of identifiable assets and liabilities acquired

US$’000
Cash and cash balances	147
Accounts receivable	34
Prepayments, deposits and other receivables	301
Property, plant and equipment	34,144
Accounts payable	(233)
Other payables and accruals	(319)
Amounts due to shareholders	(21,777)
Deferred tax liabilities	(3,670)
Net assets acquired	8,627

The receivables acquired (which principally comprised trade receivables and other receivables) with a fair value of US$111,000 at the date of acquisition had gross contractual amounts of US$111,000. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to US$111,000.

The initial accounting for the property, plant and equipment acquired in the above business combination with fair value of US$34,144,000 have been determined on a provisional basis, awaiting the completion of professional valuations. The amounts of deferred tax liabilities and goodwill may be adjusted accordingly.

THE GENERATION ESSENTIALS GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE six months ended JUNE 30, 2026

21.	ACQUISITION OF SUBSIDIARIES - continued

(iii)	Acquisition of Dao by Dorsett Hornsey, London - continued

Net cash inflow on acquisition of Hornsey Hotel Group

US$’000
Cash and cash equivalents balances acquired	147

As of December 31, 2025, the intermediate holding company paid GBP2 million (equivalent to US$2,685,000) deposits for the acquisition. During the six months ended June 30, 2026, the ultimate holding company paid additional US$22,723,000 upon the completion of the acquisition.

22.	SUBSEQUENT EVENTS

The Group has evaluated events and transactions occurring after the reporting period ended June 30, 2026, up to the date these condensed consolidated financial statements were authorized for issuance. There have been no significant events subsequent to the end of the reporting period that require adjustment to or disclosure in these condensed consolidated financial statements.